Exhibit 107

Calculation of Filing Fee Tables

Schedule TO.

(Form Type)

Steele Creek Capital Corporation.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Schedule TO Filing Fee Table

	Security Type	Shares available for Tender	Net Asset Value per share @ 2/17/2022	Total Transaction Valuation	Fee Rate	Total Fees Due for Filing
Tender Offer Fee Calculation	Common Stock	346,839	$10.75	$3,729,906	0.00927%	$345.76

	Fees Due for Filing					$345.76
	Fees Previously Paid					$0.00
	Fee Offsets					$0.00
	Net Fee Due					$345.76

The Company offered to purchase a total of 346,839 shares of its issued and outstanding common stock. The most recent net asset value per share of $10.75 calculated as of February 17, 2022 results in a total transaction valuation of $3,729,906. The current fee rate for the transaction is 0.00927% and results in a total filing fee of $345.76.